Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three and nine months ended September 30, 2026

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of November 3, 2026, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and nine months ended September 30, 2026 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2025, and for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Company Overview

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure primarily to gold and silver, with underlying assets located predominantly from Australia and the Americas. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at November 3, 2026, our portfolio is comprised of 242 assets, consisting of 17 streams and 225 royalties.

The following charts highlight our recent quarterly performance:

Revenue ($M)
$160
$140
$120
$100
$80
$60
$40
$20
$-
$93
$119
$147
$129
$107
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

GEOs
31,000
29,000
27,000
25,000
23,000
21,000
19,000
17,000
27,037
28,757
30,166
28,674
25,030
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Operating Cash Flow ($M)
$140
$120
$100
$80
$60
$40
$20
$-
$81
$89
$113
$111
$92
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Operating Cash Flow per Share
$0.55
$0.10
$0.39
$0.43
$0.55
$0.54
$0.45
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Net Earnings ($M)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
$62
$77
$117
$156
$64
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

Adjusted EBITDA[1] ($M)
$140
$120
$100
$80
$60
$40
$20
$-
$77
$101
$129
$117
$94
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

1.	Adjusted EBITDA is a non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	38
Development & Exploration	204
Total	242
1.	Asset count as at November 3, 2026.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow organically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate operating cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
Average Metal Prices/Exchange rate	2026	2025	2026	2025
Gold (US$/oz)[1]	4,262	3,457	4,545	3,201
Silver (US$/oz)[2]	62.59	39.40	73.24	35.05
Exchange rate (US$/C$)[3]	1.3993	1.3773	1.3851	1.3988
1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to significant volatility over relatively short periods of time in response to a broad range of macroeconomic and geopolitical developments. Gold prices are particularly sensitive to movements in the U.S. dollar, real and nominal interest rate expectations, inflation trends, fiscal and monetary policy decisions, and to changes in central bank reserve management, including ongoing purchases and sales of gold. In addition, global and regional supply and demand conditions, shifts in investment flows and broader political and economic uncertainty can all influence the pricing environment for gold. The market price of gold remains a key driver of the performance of our gold stream and related interests and royalty portfolio.

During the three months ended September 30, 2026, the gold price remained volatile and below the record levels reached earlier in 2026. Following the decline experienced during the second quarter of 2026, gold entered the third quarter at its lowest level of the year. In July, prices traded in a narrow range around $4,000 per ounce. Escalating conflict in the Middle East, including attacks on shipping routes in the Strait of Hormuz and the Red Sea, pushed oil prices higher and raised inflation concerns. That in turn, increased market expectations of tighter U.S. monetary policy, and the gold price fell below $4,000 per ounce several times during the month. Although gold prices recovered in August, they came under renewed pressure in September following the U.S. Federal Reserve’s interest rate increase, together with elevated inflation, higher U.S. Treasury yields and a strengthening U.S. dollar, which increased the opportunity cost of holding gold. The pricing environment for gold was partly supported by continued central bank purchases, including the People’s Bank of China’s continued strong gold purchases in mid-2026, and by significant inflows into gold-backed exchange-traded funds, as global holdings reached near record levels at the end of September. For the three months ended

September 30, 2026, the gold price ranged from approximately $3,994 to $4,664 per ounce and averaged approximately $4,262 per ounce, an increase of 23% compared to the same period in the prior year (average of approximately $3,457 per ounce for the three months ended September 30, 2025). Although the average gold price remained significantly above the prior year period, the rate of price appreciation moderated relative to the first and second quarters of 2026, reflecting lower average prices in the third quarter. As at September 30, 2026, the gold price was $4,176 per ounce, highlighting the weakened pricing environment prevailing at the end of the third quarter compared to the first half of 2026.

Subsequent to quarter end, the gold price was broadly consistent with September 30, 2026 levels, but fell below $4,000 per ounce at the end of October. While the ongoing conflict in the Middle East has continued to support safe-haven demand of gold, its impact on energy prices has contributed to persistent inflationary pressures and expectations of further increases in U.S. interest rates, which have offset that demand. This downward pressure on the gold price has been partially offset by continued purchases of gold by central banks as part of their reserve management strategies. Global economic and policy conditions continue to present uncertainty, contributing to continued volatility in gold prices and could have a material impact, either positively or negatively, on the value of the Company’s stream and royalty interests and the related cash flows generated from these assets.

Silver

The market price of silver is also subject to significant volatility and reflects its unique role as both an industrial commodity and an investment asset. Unlike gold, a substantial portion of silver consumption is tied directly to manufacturing and technological applications, including electronics, photovoltaic solar panels, automotive, electrification and other industrial applications, as well as various specialty chemical and industrial processes. Silver prices are therefore influenced by trends in global industrial production and capital spending, alongside broader macroeconomic conditions, investor sentiment, currency movements and expectations for monetary policy and real interest rates. The performance of our silver stream and related interests and royalty portfolio is closely correlated with these dynamics in the silver market.

During the three months ended September 30, 2026, the silver price remained volatile and below the record levels reached earlier in 2026.  Demand for silver continued to be supported by industrial applications, including solar and other energy transition technologies, while supply growth remained constrained by a limited pipeline of new primary silver projects and the reliance of silver supply on by-product production from other metals. Silver fell to a quarterly low of $55.29 in mid-July as the escalating conflict in the Middle East raised concerns about oil prices, inflation and tighter U.S. monetary policy. Prices recovered in August and silver came under renewed pressure in September following the U.S. Federal Reserve’s interest rate increase and a stronger U.S. dollar.

For the three months ended September 30, 2026, the silver price ranged from approximately $55.29 to $70.26 per ounce and averaged approximately $62.59 per ounce, an increase of approximately 59% compared to the same period in the prior year (average of approximately $39.40 per ounce for the three months ended September 30, 2025). As at September 30, 2026, the silver price was $60.73 per ounce.

Subsequent to quarter end, the silver price was broadly consistent with September 30, 2026 levels, but fell below $50.0 per ounce at the end of October. As with gold, the impact of the ongoing conflict in the Middle East on energy prices has contributed to persistent inflationary pressures and expectations of further increases in the U.S. interest rates, while structural tightness in the physical silver market has continued to provide support. These factors may continue to contribute to volatility in silver prices and could have a material impact, positive or negative, on the value and cash flows associated with our silver stream and related interests and royalty portfolio.

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at September 30, 2026, there were no hedging programs in place for non-U.S. denominated dollar expenses.

Financial and Operating Highlights

Three and nine months ended September 30, 2026, compared to the three and nine months ended September 30, 2025

	Three months ended September 30,		Nine months ended September 30,
($ thousands except GEOs, per share metrics, and asset margin)	2026	2025	2026	2025
Financial measures:
Revenue	$106,682	$93,456	$382,886	$269,788
Gross Profit	66,314	64,059	260,446	176,329
Depletion	18,632	18,628	55,109	59,854
General Administration Costs	4,590	7,894	14,702	21,651
Net Earnings	64,240	61,916	337,469	163,173
Net Earnings per Share – basic	0.31	0.30	1.64	0.81
Net Earnings per Share – diluted	0.31	0.30	1.63	0.80
Operating Cash Flow	91,971	81,366	316,550	223,335
Operating Cash Flow per Share - basic and diluted	0.45	0.39	1.53	1.10
GEOs	25,030	27,037	83,870	84,480

Non-IFRS measures[1]:
Adjusted Net Earnings	53,137	49,292	$226,284	$137,904
Adjusted Net Earnings per Share - basic and diluted	0.26	0.24	1.10	0.68
Adjusted EBITDA	93,740	77,153	339,494	224,014
Free Cash Flow	91,971	81,366	316,550	223,335
Asset Margin	93%	93%	93%	92%
1.	Adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Sum of quarters may not add up to the total for the nine months ended September 30, 2026 due to rounding.

2026 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

During the second quarter of 2026, we increased our 2026 GEOs guidance to 100,000 to 110,000 and the increase was driven by strong year-to-date performance, the receipt of gold and silver deliveries on settlement of the dispute with Steppe, as well as the fixed gold deliveries to be received from Steppe in the second half of the year.

We remain on track to achieve sales between the midpoint and high end of the increased GEOs guidance for 2026.

Additionally, during the second quarter we increased our 2026 depletion expense range to $70 million to $80 million, consistent with the increased GEOs guidance. We continue to expect depletion expense to be within the updated guidance range for 2026.

Our 2026 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2026 will be within the ranges set forth below. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

The following table reflects our full year 2026 guidance:

2026 Guidance
GEOs[1]	100,000 to 110,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$30 million to $32 million
Australian cash tax rate[2]	~25%
1.	A gold-to-silver price ratio assumption of 64x in the first quarter, 61x in the second quarter, 70x in the third and fourth quarter.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods greater than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting period presented and to assist with the planning and forecasting of future operating results.

Three and nine months ended September 30, 2026, compared to three and nine months ended September 30, 2025

	Three months ended September 30,		Nine months ended September 30,
Revenue ($000s)	2026	2025	2026	2025
Stream and related interests
Northparkes	$17,616	$36,698	$74,355	$93,664
Cerro Lindo	12,309	15,359	73,588	54,067
Buriticá	9,009	7,131	26,120	14,300
Impala Bafokeng	7,219	4,707	24,445	14,053
Altan Tsagaan Ovoo ("ATO")	5,359	—	23,105	2,690
Bonikro	3,415	3,110	20,486	9,558
Auramet	5,355	4,596	15,988	12,444
El Mochito	4,794	—	15,589	91
Agbaou	2,010	2,215	9,958	7,165
Ravenswood	6,353	—	6,353	—
La Colorada	5,321	466	6,083	3,613
Gunnison	2,962	—	5,663	234
Other	1,247	—	2,820	898
	$82,969	$74,282	$304,553	$212,777
Royalty interests
Beta Hunt	$4,781	$3,872	$16,076	$13,274
Fosterville	3,392	2,579	10,024	8,073
Florida Canyon	2,455	2,172	6,431	5,509
Young-Davidson	2,175	2,312	6,387	6,147
Camino Rojo	1,617	1,392	6,271	5,434
Agbaou	1,560	1,288	5,917	4,340
Kensington	1,360	1,195	4,372	3,026
Stawell	1,198	970	3,988	2,908
Other	5,175	3,394	18,867	8,300
	$23,713	$19,174	$78,333	$57,011
Total revenues	$106,682	$93,456	$382,886	$269,788

	Three months ended September 30,		Nine months ended September 30,
Revenue ($000s)	2026	2025	2026	2025
Gold	$70,409	$67,972	$241,261	$193,160
Silver	32,092	25,484	132,824	75,497
Copper and other	4,181	—	8,801	1,131
Total	$106,682	$93,456	$382,886	$269,788

The following table reconciles Revenue with GEOs:

	2026
($ thousands, except average gold price and GEOs information)	Q3	Q2	Q1	Nine months ended September 30,
Revenue	$106,682	$129,211	$146,993	$382,886
Average gold price per ounce	$4,262	$4,506	$4,873
GEOs[1]	25,030	28,674	30,166	83,870
1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

		2025
($ thousands, except average gold price and GEOs information)	Q3	Q2	Q1	Nine months ended September 30,
Revenue	$93,456	$94,087	$82,245	$269,788
Average gold price per ounce	$3,457	$3,280	$2,860
GEOs[1]	27,037	28,682	28,761	84,480
2.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

	Three months ended September 30,		Nine months ended September 30,
GEOs (ounces)	2026	2025	2026	2025
Stream and related interests
Northparkes	4,133	10,617	16,178	29,129
Cerro Lindo	2,888	4,443	15,831	16,894
Buriticá	2,114	2,063	5,794	4,409
Impala Bafokeng	1,694	1,362	5,403	4,424
ATO	1,257	—	5,195	941
Bonikro	801	900	4,381	3,029
Auramet	1,256	1,329	3,522	3,884
El Mochito	1,125	—	3,433	32
Agbaou	472	641	2,150	2,291
Ravenswood	1,491	—	1,491	—
La Colorada	1,248	135	1,404	1,179
Gunnison	695	—	1,283	71
Other	293	—	635	275
	19,467	21,490	66,700	66,558
Royalty interests
Beta Hunt	1,122	1,120	3,517	4,194
Fosterville	796	746	2,211	2,554
Florida Canyon	576	628	1,423	1,714
Young-Davidson	510	669	1,403	1,914
Camino Rojo	379	403	1,373	1,723
Agbaou	366	373	1,295	1,377
Kensington	319	346	959	946
Stawell	281	281	876	908
Other	1,214	981	4,113	2,592
	5,563	5,547	17,170	17,922
Total	25,030	27,037	83,870	84,480

	Three months ended September 30,		Nine months ended September 30,
GEOs (ounces)	2026	2025	2026	2025
Gold	16,519	19,664	52,949	60,641
Silver	7,530	7,373	28,943	23,494
Copper and other	981	—	1,978	345
Total	25,030	27,037	83,870	84,480

For the three months ended September 30, 2026, we sold 25,030 GEOs, a decrease of 7% from 27,037 GEOs sold for the same period of the prior year. During the three months ended September 30, 2026, GEOs were lower from Northparkes due to lower deliveries and lower deliveries from Cerro Lindo due to the step-down in the stream rate that became effective in the second quarter of 2026. The decrease was partially offset by GEOs from the Ravenswood stream, which was acquired during the second quarter of 2026, ongoing fixed deliveries of gold ounces received in conjunction with the Amended and Restated Stream Agreement (“A&R Stream Agreement”) with Steppe and higher deliveries predominantly from El Mochito, La Colorada and Gunnison.

For the nine months ended September 30, 2026, we sold 83,870 GEOs, a slight decrease of 1% from 84,480 GEOs sold for the same period in the prior year. The decrease was largely due to lower GEOs from Northparkes due to lower deliveries and lower deliveries from Cerro Lindo due to the step-down in the stream rate that became effective in the second quarter of 2026. This decrease was largely offset by GEOs from the Ravenswood stream, which was acquired in the second quarter of 2026, higher deliveries predominantly from El Mochito and Bonikro, as well as the receipt of ounces from Steppe in settlement of all prepay and stream ounces in arrears and ongoing fixed deliveries received in conjunction with the A&R Stream Agreement.

Key Developments

For the nine months ended September 30, 2026 and September 30, 2025

Talon Royalty Buydown

On July 20, 2026, Talon Nickel (USA) LLC, a wholly owned subsidiary of Talon Metals Corp. (“Talon”) exercised its right to reduce Triple Flag’s royalty rate on the Tamarack project from 1.0% to 0.6% for $5.0 million, resulting in a gain of $1.8 million for the three and nine months ended September 30, 2026. The royalty was acquired by Triple Flag in July 2024, in addition to the 1.11% net smelter returns (“NSR”) royalty which Triple Flag already owned on the Tamarack project. Following the buydown, Triple Flag’s combined royalty rate on the Tamarack project is 1.71%.

Acquisition of 5.5% gold stream on the Ravenswood gold mine

On June 25, 2026, Triple Flag completed the acquisition of a 5.5% gold stream on the Ravenswood gold mine, operated by Ravenswood Gold Pty Ltd., for total cash consideration of $440.0 million. The stream rate is 5.5% until 194,200 ounces are delivered, then reduces to 3.75% until 253,000 ounces are delivered, then to 2.5% thereafter. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered, until 194,200 ounces are delivered and 20% thereafter. The Ravenswood stream covers all existing mining and exploration licenses at the Ravenswood mine, located in Queensland, Australia.

Steppe Gold Settlement on prepay and ATO gold and silver stream ounces

On June 11, 2026, Triple Flag entered into a Settlement Agreement with Steppe Investments Limited, Steppe Gold LLC and Steppe Gold Limited (“Steppe”) in respect of the outstanding amounts of gold and silver deliveries from the ATO mine in Mongolia under the Steppe Stream Agreement and outstanding ounces under the Steppe Prepaid Gold Interest Agreement (the “Settlement”). Under the Settlement, the Company received 1,650 ounces of gold in full satisfaction of the outstanding deliveries under the Steppe Prepaid Gold Interest Agreement, 1,946 ounces of gold and 15,618 ounces of silver, representing the full delivery of all arrears under the Steppe Stream Agreement, and 500 ounces of gold as a stream amendment fee. These ounces received under the Steppe Stream Agreement were recognized in inventory at cost comprising depletion of the stream interest.

Concurrent with the Settlement, Triple Flag and Steppe entered into an A&R Stream Agreement which provides for fixed deliveries of 34,770 ounces of gold over a period of 10 years, commencing in Q3 2026 and ending in Q4 2036. This contractual right to receive metal deliveries meets the definition of a financial asset and has been accounted for as a financial asset measured at fair value through profit or loss. In addition, starting in Q1 2037, Triple Flag will also be entitled to receive delivery of gold equal to 1.5% of the previous quarter’s gold production from the ATO mine, subject to a maximum of 500 gold ounces per quarter. There are no ongoing payments associated with these gold deliveries and there are no step-down or buydown provisions in this Settlement. As a result of the A&R Stream Agreement, the original stream was derecognized and a financial asset of $96.4 million was recognized with the corresponding gain on disposal of mineral interest of $79.5 million recognized during the second quarter of 2026. As at September 30, 2026, the fair value of the financial asset is $96.0 million.

Renewal and upsizing of the Revolving Credit Facility

On May 22, 2026, Triple Flag renewed and upsized its Credit Facility. Under the amended agreement, Triple Flag now has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.3 billion. The Credit Facility has a term of four years, maturing on May 22, 2030. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Acquisition of gross revenue (“GR”) royalties on the Gunnison Copper Project and Johnson Camp Mine (“JCM”)

On March 30, 2026, Triple Flag acquired a 3% GR royalty from Greenstone Excelsior Holdings L.P. (“Greenstone”) on the Gunnison Copper Project in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $23.0 million. This royalty is in addition to the existing stream on the Gunnison Project and Triple Flag’s existing royalty on the JCM.

On May 5, 2026, Triple Flag entered into an agreement (the “Gunnison Option Agreement”) with Gunnison and Altius Royalty Corporation (“Altius”) providing that, if Gunnison is the subject of a change of control on or before March 31, 2028, Gunnison will receive a single option to do all of the following: (a) reduce Triple Flag's 3% gross revenue royalty on the Gunnison Copper Project by 1% for a payment of $20.0 million; and (b) reduce Altius' 1.5% gross revenue royalty on the Gunnison Copper Project by 0.5% for a payment of $10.0 million; and (c) terminate Triple Flag’s expansion option for the stream on the Gunnison Copper Project for a payment of $35.0 million. Pursuant to the Gunnison Option Agreement, Triple Flag and Altius have a collective veto right on additional royalties, streams or similar burdens on the Gunnison Copper Project.

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone on the JCM in Arizona, United States, operated by Gunnison for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag owned on the JCM.

Investment in the Northparkes E44 deposit

On February 10, 2026, Triple Flag and Evolution Mining Limited (“Evolution”) entered into an agreement whereby Triple Flag will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries from E44 to Triple Flag, totaling 45,052 ounces of gold and 446,200 ounces of silver. Under the terms of the agreement, Triple Flag will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 gold deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. Triple Flag’s existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 gold deposit. The transaction is expected to be funded on December 15, 2026.

Acquisition of Minera Florida Royalties (1.5% and 0.8% NSR royalties)

On August 27, 2025, Triple Flag acquired a portfolio of royalties (the “Minera Florida Royalties”) on the Minera Florida gold mine in Chile, operated by Pan American Silver Corp., from unrelated third parties for total cash consideration of $23.0 million. The portfolio consists of a 0.8% NSR royalty on the Agua Fria concessions, a 1.5% NSR royalty on the Mila concessions and a 1.5% NSR royalty on the Los Moscos and Piche concessions.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% NSR royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the

Transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco, which equates to an approximate 11% interest in Orogen Spinco. On April 23, 2025, Triple Flag transacted and designated foreign exchange forward contracts into cash flow hedge relationships for the anticipated acquisition of Orogen.  These foreign exchange forward contracts had a combined notional value to sell US$130.4 million and buy C$180.0 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. The fair value of the foreign exchange forward contracts upon closing, net of tax, resulted in a gain of $1.1 million, which was recorded within mineral interests.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

Operating Assets – Performance

Our business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality stream and related interests and royalty interests. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Asset Performance — Stream and related assets (producing)

1.	Northparkes (Operator: Evolution)

Under the existing stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at September 30, 2026, 108,228 ounces of gold and 1,454,321 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended September 30, 2026, we sold 3,035 ounces of gold and 73,028 ounces of silver delivered under the agreement. This compares to 9,699 ounces of gold and 69,630 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 4,133 for the three months ended September 30, 2026, compared to GEOs of 10,617 for the same period in the prior year, driven by lower deliveries due to mine sequencing.

For the nine months ended September 30, 2026, we sold 13,290 ounces of gold and 187,482 ounces of silver delivered under the agreement. This compares to 26,885 ounces of gold and 180,885 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 16,178 for the nine months ended September 30, 2026, compared to GEOs of 29,129 for the same period in the prior year, driven by lower deliveries due to mine sequencing.

In August 2026, Evolution released gold production guidance for Northparkes of 20,000 to 25,000 ounces (reflecting Evolution’s 80% interest) for its fiscal year ending June 30, 2027, equivalent to 25,000 to 31,250 ounces on a 100% basis. Gold production from the E48 sub-level cave is continuing its ramp up through 2026 and 2027.

The coarse particle flotation project is on track to deliver an approximately 2% increase in metal recoveries, combined with a 0.5 million tonnes per annum (“Mtpa”) increase in mill throughput at Northparkes by mid-2028. Separately in October 2026, Evolution approved the concentrate regrind and filtration project at Northparkes, which is scheduled to be completed by the third quarter of 2028. Upon commissioning, gold recoveries should increase by a further 2%.

In September 2026, Evolution hosted its 2026 investor briefing, which highlighted that the E22 block cave and related life-of-mine infrastructure, including twin declines and materials handling, are designed to support an underground mining capacity of 11 Mtpa at Northparkes. Development achieved to date includes the commencement of the twin decline box cut as well as the E48 to E22 access drive. Evolution continues to expect initial production from the E22 block cave by the end of its fiscal year 2030.

The mill expansion study at Northparkes remains on track for completion by the end of Evolution's fiscal year 2027, but also now contemplates a base case of 10 to 11 Mtpa of processing capacity, up from approximately 7.5 Mtpa currently. Mill expansion is the key driver to unlock significant growth at Northparkes by accelerating ore source sequencing from the asset’s large Measured and Indicated resource base of 575 million tonnesi. To support the increase in mill capacity, pre-feasibility and concept studies on the MJH block cave, Major Tom and E51 open pits, as well as the E48L2, E26L3 and GRP block caves are on track for completion by the end of June 2027.

As previously announced, Triple Flag has committed to invest $84.3 million toward the development of the gold-dominant E44 deposit at Northparkes, with the payment scheduled to be made in December 2026; refer to the “Key Developments” section above for more details. As E44 was previously not included in the life-of-mine plan, this investment has unlocked significant incremental value for Triple Flag’s shareholders and is underpinned by guaranteed minimum deliveries of 45,052 ounces of gold and 446,200 ounces of silver over the 2030 to 2037 period. A pre-feasibility study on the development of E44 is expected to be completed by the end of June 2027.

2.	Cerro Lindo (Operator: Nexa Resources S.A. (“Nexa”))

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream may lag production by up to four months. As at September 30, 2026, 19.9 million ounces of silver had been delivered under the stream agreement with Nexa since inception. The step-down in the stream rate at Cerro Lindo from 65% to 25% commenced with silver deliveries starting in April 2026.

For the three months ended September 30, 2026, we sold 193,427 ounces of silver delivered under the agreement, compared to 372,698 ounces of silver delivered for the same period in the prior year. GEOs sold were 2,888 for the three months ended September 30, 2026, compared to GEOs of 4,443 for the same period in the prior year due to lower deliveries as a result of the step-down which became effective in April 2026.

For the nine months ended September 30, 2026, we sold 979,970 ounces of silver delivered under the agreement, compared to 1,539,963 ounces of silver delivered for the same period in the prior year. GEOs sold were 15,831 for the nine months ended September 30, 2026, compared to GEOs of 16,894 for the same period in the prior year due to lower deliveries as a result of the step-down which became effective in April 2026.

In August 2026, Votorantim S.A. (“Votorantim”) agreed to sell its controlling interest in Nexa to Boliden AB (“Boliden”). Following completion of the sale, expected in the first quarter of 2027, Boliden will own approximately 65% of Nexa.

As one of the global leaders in zinc mining and smelting with a century-long track record, Triple Flag views Boliden as a strong operator of Cerro Lindo. We look forward to working with Boliden on its operational and capital allocation initiatives for the Nexa portfolio.

Boliden is a Stockholm-listed, mining and smelting company producing primarily zinc and copper, plus nickel, lead, gold and silver. Its current operations are located in Sweden, Finland, Ireland and Portugal with five smelters in Sweden, Finland and Norway. Flagship assets include Aitik, Garpenberg, and Tara (Europe's largest zinc mine).

3.	Buriticá (Operator: Zijin Gold International Company Limited (“Zijin Gold”))

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset and there is no step-down in stream rates. As at September 30, 2026, 2.8 million ounces of silver had been delivered under the stream agreement since inception.

For the three months ended September 2026, we sold 141,411 ounces of silver delivered to the Company under the agreement, compared to 174,020 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 2,114 for the three months ended September 30, 2026, compared to GEOs of 2,063 for the same period in the prior year.

For the nine months ended September 30, 2026, we sold 401,652 ounces of silver delivered to the Company under the agreement, compared to 389,485 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 5,794 for the nine months ended September 30, 2026, compared to GEOs of 4,409 for the same period in the prior year due to lower gold-to-silver ratio and higher deliveries.

Zijin Gold continues to expect throughput at Buriticá to ramp up to 5,000 tpd in 2028 – a material increase from current throughput of 4,000 tpd and Triple Flag’s initial investment base case of 3,000 tpd. Zijin Gold expects 2026 gold production at Buriticá of 9.2 tonnes (approximately 300 thousand ounces of gold).

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions.

4.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited (“Implats”))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations (“Impala Bafokeng”). Typically, deliveries under the stream may lag production by approximately five months. As at September 30, 2026, 45,045 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended September 30, 2026, we sold 1,631 ounces of gold delivered under the stream agreement, compared to 1,344 ounces delivered and sold for the same period in the prior year. GEOs sold were 1,694 for the three months ended September 30, 2026, compared to GEOs of 1,362 for the same period in the prior year.

For the nine months ended September 30, 2026, we sold 5,470 ounces of gold delivered under the stream agreement, compared to 4,383 ounces delivered and sold for the same period in the prior year. GEOs sold were 5,403 for the nine months ended September 30, 2026, compared to GEOs of 4,424 for the same period in the prior year.

Development of the asset’s value driver, Styldrift, remains ongoing to deliver improved efficiencies from a ramp up of the shaft to a steady-state of 230 thousand tonnes per month.

Separately, Implats is advancing feasibility studies for the UG2 extension at the BRPM North Shaft.

5.	Ravenswood (Operator: Ravenswood Gold Pty Ltd (“Ravenswood”))

On June 25, 2026, Triple Flag completed the acquisition of a 5.5% gold stream on the Ravenswood gold mine, operated by Ravenswood Gold Pty Ltd. Under the stream agreement, we receive 5.5% of payable gold until 194,200 ounces have been delivered, after which the stream reduces to 3.75% until a cumulative 253,000 ounces have been delivered, and 2.5% thereafter.

For the three and nine months ended September 30, 2026, 1,458 ounces of gold had been delivered and sold under the stream agreement. GEOs sold were 1,491 for the three and nine months ended September 30, 2026, respectively, reflecting the first quarter of deliveries under the gold stream acquired in June 2026.

Ravenswood is one of the 10 largest gold mines in Australia by ore reserves, with a long history of continuous operation, and is expected to produce more than 200 thousand ounces of gold per annum at steady state. In-pit and near-mine exploration upside presents a significant opportunity to extend the mine life across a large and prospective 1,800 km2 land package.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited (“Westgold”))

We own a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalties on all gold production, as well as a 1.0% GRR and 0.5% NSR royalty on all nickel production, from the Beta Hunt mine, located in Australia.

GEOs earned were 1,122 for the three months ended September 30, 2026, compared to GEOs of 1,120 for the same period in the prior year. GEOs earned were 3,517 for the nine months ended September 30, 2026, compared to GEOs of 4,194 for the same period in the prior year.

In September 2026, Westgold released a three-year outlook, with production from Beta Hunt expected to remain broadly stable over this period. Grades at Beta Hunt are also expected to moderate as the mine plan shifts toward a greater contribution from bulk mining methods, offset by higher productivity and lower unit mining costs.

Notably, the Fletcher Zone discovery of Beta Hunt is not included in Westgold's three-year outlook and represents a significant organic growth opportunity as a third mining front for the asset. An expansion study, which reflects the mining of the Fletcher Zone, is expected to be completed by the end of the first quarter of 2027. This study will evaluate two development scenarios: the construction of a new 4.0 Mtpa processing hub closer to Beta Hunt, which would increase total Southern Goldfields milling capacity to approximately 5.6 Mtpa, or an expansion of the existing Higginsville 1.6 Mtpa mill to treat 4.0 Mtpa of ore from Beta Hunt (including the Fletcher Zone). Westgold has indicated that current conceptual studies for the Fletcher Zone could add approximately 140 thousand ounces of gold per year to company-wide production beyond 2030.

In August 2026, Westgold declared a maiden ore reserve for the Fletcher Zone of 13.5 million tonnes at 2.6 g/t Au for 1.1 million ouncesii, with approximately 74% of Indicated resource ounces converted to reserves. The updated Fletcher resource now stands at 18.0 million tonnes at 2.7 g/t Au for 1.6 million ounces in the Indicated category, and 22.1 million tonnes at 2.1 g/t Au for 1.5 million ounces in the Inferred categoryii. Seven rigs continue to turn at Beta Hunt, including six at the Fletcher Zone.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited (“Agnico Eagle"))

We own a 2% NSR royalty interest in Agnico Eagle’s Fosterville mine in Australia.

GEOs earned were 796 for the three months ended September 30, 2026, compared to GEOs of 746 for the same period in the prior year. GEOs earned were 2,211 for the nine months ended September 30, 2026, compared to GEOs of 2,554 for the same period in the prior year.

Agnico Eagle continues to expect Fosterville to produce between 140 and 160 thousand ounces of gold in each of 2026 and 2027, increasing to a new steady-state of 160 to 190 thousand ounces in 2028 following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tpd.

During the third quarter, work continued on the upgrade of the grinding circuit and the installation of a new BIOX tank at Fosterville.

3.	Florida Canyon (Operator: Integra Resources Corp. (“Integra”))

We own a 3.0% NSR royalty interest in Integra’s Florida Canyon mine in the United States.

GEOs earned were 576 for the three months ended September 30, 2026, compared to GEOs of 628 for the same period in the prior year. GEOs earned were 1,423 for the nine months ended September 30, 2026, compared to GEOs of 1,714 for the same period in the prior year.

Integra 2026 production guidance for Florida Canyon is 70 to 75 thousand ounces of gold.

In July 2026, a technical report for an updated life-of-mine plan at Florida Canyon was filed, which highlighted average annual gold production of approximately 82,000 ounces per year and a reserve life ending in 2033.

4.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc. (“Alamos”))

We own a 1.5% NSR royalty interest in Alamos’ Young-Davidson mine in Canada.

GEOs earned were 510 for the three months ended September 30, 2026, compared to GEOs of 669 for the same period in the prior year. GEOs earned were 1,403 for the nine months ended September 30, 2026, compared to GEOs of 1,914 for the same period in the prior year.

Following the seismic events reported in June 2026, Alamos expects underground mining rates at Young-Davidson to average approximately 5,000 tonnes per day for the remainder of the year. To support a steady increase in mining rates through 2027 and 2028, Alamos is advancing rehabilitation work and implementing enhanced ground support in the lower portion of Young-Davidson, and is working on an updated mine plan designed to minimize rock stress.

2026 gold production guidance for Young-Davidson is 100 to 115 thousand ounces, with three-year guidance expected to be released in early 2027 reflecting an updated mine plan.

5.	Camino Rojo (Operator: Equinox Gold Corp. (“Equinox”))

We own a 2% NSR royalty interest on oxide material at Equinox’s Camino Rojo mine in Mexico.

GEOs earned were 379 for the three months ended September 30, 2026, compared to GEOs of 403 for the same period in the prior year. GEOs earned were 1,373 for the nine months ended September 30, 2026, compared to GEOs of 1,723 for the same period in the prior year.

On July 31, 2026, Equinox completed its business combination with Orla Mining Ltd. (“Orla”), creating a new senior gold producer with expected annual production of approximately 1.1 million ounces of gold. Camino Rojo is now operated by Equinox.

In August 2026, Equinox released updated 2026 guidance, reflecting five attributable months of expected contribution from Camino Rojo of 55 to 65 thousand ounces of gold.

Prepaid gold interests, investments and other

The following table summarizes prepaid gold interests, investments and other as at September 30, 2026, and December 31, 2025:

	As at	As at
	September 30, 2026	December 31, 2025
($ thousands)
Steppe[1]	$95,960	$2,570
Auramet[2]	66,665	65,320
El Mochito[3]	15,182	23,125
Total prepaid gold interests and other	$177,807	$91,015
Investments[4], [5]	24,323	17,421
Total prepaid gold interests, investments and other	$202,130	$108,436
1.	On June 11, 2026, Triple Flag and Steppe entered into the Settlement, resulting in the delivery in full of the remaining 1,650 gold prepay ounces in arrears. The Steppe prepaid gold interest is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. Upon receipt and sale, the asset was remeasured to fair value and derecognized concurrently. For further information on the Settlement, refer to the “Key Developments” section. Concurrent with the Settlement, Triple Flag and Steppe entered into the A&R Stream Agreement which provides for fixed deliveries of 34,770 ounces of gold over a period of 10 years, commencing in Q3 2026 and ending in Q4 2036. As at September 30, 2026, 33,520 ounces of gold remain to be delivered under the contract. This contractual right to receive metal deliveries meets the definition of a financial asset and has been accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
2.	The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. As at September 30, 2026, 23,750 ounces of gold remain to be delivered under the contract. The Auramet prepaid gold interest is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
3.	The settlement agreement relating to the El Mochito mine in Honduras requires delivery of 500,000 ounces of silver in 20 equal monthly instalments of 25,000 ounces of silver to Triple Flag from December 2025 to July 2027. As at September 30, 2026, 250,000 ounces of silver remain to be delivered. The right to silver deliveries is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
4.	On September 30, 2026, Triple Flag converted its outstanding loan receivable with Gunnison and acquired 9.5 million shares of Gunnison Copper Corp. with a fair value of $3.1 million.
5.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, using quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Condensed Consolidated Balance Sheets

The following table presents summarized consolidated balance sheet information as at September 30, 2026, and December 31, 2025:

	As at	As at
($ thousands)	September 30, 2026	December 31, 2025
Cash and cash equivalents	$20,348	$71,284
Other current assets	107,365	81,513
Non‑current assets	2,420,828	1,960,681
Total assets	$2,548,541	$2,113,478

Current liabilities	$32,796	$38,947
Debt	185,000	—
Other non‑current liabilities	21,784	29,314
Total liabilities	239,580	68,261
Total shareholders’ equity	2,308,961	2,045,217
Total liabilities and shareholders’ equity	$2,548,541	$2,113,478

Total assets were $2,548.5 million as at September 30, 2026, compared to $2,113.5 million as at December 31, 2025. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, prepaid gold interests and other, metal inventory and investments. The increase in total assets from December 31, 2025 was largely driven by the acquisition of the Ravenswood gold stream, the recognition of a financial asset for the fixed deliveries from Steppe under the A&R Stream Agreement and mark-to-market increases on equity investments, partially offset by the depletion of mineral interests.

Total liabilities were $239.6 million as at September 30, 2026, compared to $68.3 million as at December 31, 2025. Total liabilities consist largely of debt on the Credit Facility drawdown, amounts payable and other liabilities and deferred tax liabilities. The increase during the nine months ended September 30, 2026 is largely attributable to the net drawdowns under the Credit Facility. During the nine months ended September 30, 2026, the Company drew down $355.0 million to partially fund the acquisition of the Ravenswood gold stream and made repayments of $170.0 million, leaving remaining debt of $185.0 million as at September 30, 2026. The remainder of the Credit Facility remains undrawn at September 30, 2026. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at September 30, 2026, was $2,309.0 million, compared to $2,045.2 million as at December 31, 2025. The increase in shareholders’ equity from December 31, 2025 largely reflects net earnings generated during the period, partially offset by dividends paid and shares repurchased under the Company’s Normal Course Issuer Bid (“NCIB”).

Shareholders’ Equity

As at September 30, 2026	Number of shares
Common shares	205,685,460
As at December 31, 2025	Number of shares
Common shares	206,531,806
As at December 31, 2024	Number of shares
Common shares	201,211,843

Our common shares are listed on the Toronto Stock Exchange (“TSX’) in Canadian dollars and on the New York Stock Exchange (“NYSE”) in U.S. dollars, in each case under the symbol “TFPM”.

The NCIB was further renewed in November 2025. Daily repurchases on the TSX will be limited to a maximum of 43,278 common shares on the TSX, representing 25% of the average daily trading volume on the TSX of 173,115 common shares for the period from May 1, 2025, to October 31, 2025 (net of repurchases made by Triple Flag on the TSX during that time period), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. Under the current NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026.

For the three and nine months ended September 30, 2026, the Company purchased 614,880 and 1,250,439 (2025: nil and 488,600) of its common shares under the NCIB for $20.0 million and $41.0 million respectively (2025: $nil and $8.0 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at November 3, 2026, 205,685,460 common shares are issued and outstanding, with stock options outstanding to purchase a total of 387,921 common shares.

For the three and nine months ended September 30, 2026, Triple Flag declared and paid dividends totaling $12.4 million and $36.1 million, respectively (2025: $11.9 million and $34.0 million). For the three and nine months ended September 30, 2026, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2025: nil).

Results of Operations Review

Condensed Interim Consolidated Statements of Income

The following table presents summarized condensed interim consolidated statements of income information for the three and nine months ended September 30, 2026, compared to the three and nine months ended September 30, 2025:

	Three months ended September 30,		Nine months ended September 30,
($ thousands except share and per share information)	2026	2025	2026	2025
Revenue	$106,682	$93,456	$382,886	$269,788
Cost of sales	(40,368)	(29,397)	(122,440)	(93,459)
Gross profit	66,314	64,059	260,446	176,329

General administration costs	(4,590)	(7,894)	(14,702)	(21,651)
Business development costs	(1,010)	(1,442)	(2,277)	(3,479)
Impairment reversal	—	1,800	—	4,300
Operating income	60,714	56,523	243,467	155,499

Increase in fair value of investments, prepaid gold interests and other	11,710	13,013	37,772	25,546
Gain on disposal of mineral interests	1,800	1,356	81,259	1,356
Finance costs, net	(3,651)	(1,382)	(3,869)	(2,884)
Sustainability and other expenses	(451)	(613)	(835)	(778)
Other income	9,408	12,374	114,327	23,240
Earnings before income taxes	70,122	68,897	357,794	178,739
Income tax expense	(5,882)	(6,981)	(20,325)	(15,566)
Net earnings	$64,240	$61,916	$337,469	$163,173
Weighted average shares outstanding – basic	205,987,675	206,044,876	206,284,616	202,626,906
Weighted average shares outstanding – diluted	206,211,944	206,656,475	206,508,583	203,128,137
Earnings per share – basic	$0.31	$0.30	$1.64	$0.81
Earnings per share – diluted	$0.31	$0.30	$1.63	$0.80

Three months ended September 30, 2026, compared to three months ended September 30, 2025

Revenue was $106.7 million, an increase of 14% from $93.5 million for the same period in the prior year. The increase was largely driven by $14.0 million in higher revenue due to higher gold prices, $13.9 million in higher revenue due to higher silver prices and a $1.2 million increase due to higher volume from attributable royalty ounces, partially offset by a $15.9 million decrease due to lower volume from stream and related interests. Higher volume from royalties was largely due to higher attributable royalty ounces from JCM, partially offset by lower attributable royalty ounces from Young-Davidson and Florida Canyon. Lower volume from stream and related interests was driven by lower deliveries from Northparkes due to mine sequencing and Cerro Lindo due to the step-down in the stream rate which came into effect in Q2 2026, partially offset by deliveries from the Ravenswood stream acquired during the second quarter and higher deliveries from El Mochito, La Colorada and Gunnison, as well as the receipt of ongoing fixed deliveries in conjunction with the Steppe A&R Stream Agreement.

The average market gold price and actual gold sales volume for our stream and related interests were $4,262 per ounce and 11,174 ounces, respectively, compared to $3,457 per ounce and 13,911 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $62.59 per ounce and 497,871 ounces, respectively, compared to $39.40 per ounce and 616,348 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream and related interests as well as the depletion expense for streams and royalties, both calculated based on units of metal sold or attributable royalty ounces received. Cost of sales was $40.4 million (including depletion) from stream and related interests as well as royalty interests, compared to $29.4 million (including depletion) from stream and related interests as well as royalty interests for the same period in the prior year. The increase in cost of sales was largely driven by non-cash cost of sales of $14.7 million compared to $3.8 million for the same period in the prior year. The increase in non-cash cost of sales was largely driven by metal sales from the El Mochito interest, as well as the fixed deliveries in conjunction with the Steppe A&R Stream Agreement, all of which flow through as non-cash cost of sales, combined with higher metal prices. Depletion was in line with the same period in the prior year.

Gross profit was $66.3 million, an increase of 4% from $64.1 million for the same period in the prior year. The increase was primarily driven by higher gold and silver prices combined with higher deliveries from La Colorada, Gunnison and the newly acquired Ravenswood stream. Higher attributable royalty ounces, mainly from JCM, further contributed to this increase. This was partially offset by lower gross profit from the Northparkes stream due to lower deliveries and lower stream deliveries from Cerro Lindo due to the step-down in the stream rate which took effect in Q2 2026.

General administration costs were $4.6 million, compared to $7.9 million for the same period in the prior year. The decrease for the three months ended September 30, 2026 was largely driven by the mark-to-market impact on share-based compensation expense.

Business development costs were $1.0 million, compared to $1.4 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year, including the use of third-party service providers, net of costs capitalized and costs reimbursed from our counterparties.

Gain on disposal of mineral interests was $1.8 million compared to $1.4 million for the same period in the prior year. The gain for the three months ended September 30, 2026 related to the Talon royalty buydown. Refer to the “Key Developments” section for more details.

The increase in fair value of investments, prepaid gold interests and other for the three months ended September 30, 2026 was $11.7 million, driven by mark-to-market gains on the Company’s equity investments and the impact of higher market gold and silver prices on the Company’s prepaid gold interests and other. The increase for the three months ended September 30, 2025 was $13.0 million, similarly driven by mark-to-market gains on the Company’s prepaid gold interests and other. Compared to the prior period, the current year reflected smaller mark-to-market gains on equity investments, partially offset by a larger increase in the fair value of prepaid gold interests and other due to the impact of higher market gold and silver prices.

Finance costs, net were $3.7 million, compared to $1.4 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. For the three months ended September 30, 2026, the increase was largely driven by higher interest charges and standby fees due to higher debt balances from the acquisition of the Ravenswood stream.

Income tax expense was $5.9 million, compared to $7.0 million for the same period in the prior year. The decrease in income tax expense was due to the sales mix combined with lower taxes driven by lower mark-to-market increase in fair value of prepaid gold interests and other.

Net earnings were $64.2 million, compared to $61.9 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, lower general administration costs and lower income tax expense, partially offset by higher finance costs and a lower mark-to-market adjustments of investments, prepaid gold interests and other compared to the same period in prior year.

Nine months ended September 30, 2026, compared to nine months ended September 30, 2025

Revenue was $382.9 million, an increase of 42% from $269.8 million for the same period in the prior year. The increase was largely driven by $82.4 million in higher revenue due to higher gold prices, $78.8 million in higher revenue due to higher silver prices, partially offset by a $44.0 million decrease due to lower volume from stream and related interests and a $4.3 million decrease due to lower volume from attributable royalty ounces. Lower volume from stream and related interests was driven by lower deliveries from Northparkes due to mine sequencing and Cerro Lindo due to the step-down in the stream rate which came into effect in Q2 2026, partially offset by deliveries from the Ravenswood stream acquired during the second quarter, higher deliveries from El Mochito and Bonikro, as well as the receipt of ounces from Steppe in settlement of all prepay and stream ounces in arrears and ongoing fixed deliveries in conjunction with the Steppe A&R Stream Agreement. Lower volume from royalties was largely due to lower attributable royalty ounces from Beta Hunt, Young-Davidson, Florida Canyon and Fosterville, partially offset by higher attributable royalty ounces from JCM.

The average market gold price and actual gold sales volume for our stream and related interests were $4,545 per ounce and 37,581 ounces, respectively, compared to $3,201 per ounce and 42,518 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $73.24 per ounce and 1.8 million ounces, respectively, compared to $35.05 per ounce and 2.1 million ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream and related interests as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces received. Cost of sales was $122.4 million (including depletion) from stream and related interests as well as royalty interests, compared to $93.5 million (including depletion) from stream and related interests as well as royalty interests for the same period in the prior year. The increase in cost of sales was largely driven by non-cash cost of sales of $41.1 million compared to $13.0 million for the same period in the prior year. The increase in non-cash cost of sales was largely driven by metal sales from the El Mochito interest, as well as the Steppe prepay gold ounces previously in arrears and the fixed deliveries in conjunction with the Steppe A&R Stream Agreement, all of which flow through as non-cash cost of sales, combined with higher metal prices. Depletion was $4.8 million lower compared to the prior year.

Gross profit was $260.4 million, an increase of 48% from $176.3 million for the same period in the prior year. The increase was primarily driven by higher gold and silver prices combined with higher deliveries from Bonikro, Gunnison and the newly acquired Ravenswood stream. This was partially offset by lower gross profit from the Northparkes stream due to lower deliveries, lower stream deliveries from Cerro Lindo due to the step-down in the stream rate which took effect in Q2 2026, as well as lower attributable royalty ounces.

General administration costs were $14.7 million, compared to $21.7 million for the same period in the prior year. The decrease for the nine months ended September 30, 2026 was largely driven by the mark-to-market impact on share-based compensation expense.

Business development costs were $2.3 million, compared to $3.5 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year, including the use of third-party service providers, net of costs capitalized and costs reimbursed from our counterparties. The decrease was primarily due to a higher proportion of business development costs being capitalized in the current period in relation to the acquisition of the Ravenswood gold stream.

Gain on disposal of mineral interests was $81.3 million for the nine months ended September 30, 2026, compared to $1.4 million for the same period in the prior year. The gain for the nine months ended September 30, 2026 related to the gain on disposal of the ATO gold and silver stream of $79.5 million in the second quarter and the gain on disposal of the Talon royalty buydown of $1.8 million in the third quarter. Refer to the “Key Developments” section for more details.

The increase in fair value of investments, prepaid gold interests and other for the nine months ended September 30, 2026 was $37.8 million, driven by mark-to-market gains on the Company’s equity investments and the impact of higher market gold and silver prices on the Company’s prepaid gold interests and other. The increase for the nine months ended September 30, 2025 was $25.5 million, similarly driven by mark-to-market gains on the Company’s prepaid gold interests and other. Compared to the prior period, the current year reflected a larger increase in the fair value of prepaid gold interests and other due to the impact of higher market gold and silver prices as well as a larger balance subject to remeasurement of prepaid gold interests, following the addition of the Steppe prepaid gold interest in Q2 2026.

Finance costs, net were $3.9 million, compared to $2.9 million for the same period in the prior year. The finance costs, net largely reflect debt issuance costs, interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The increase was largely driven by an increase in interest charges and standby fees due to higher debt balances from the acquisition of the Ravenswood stream, partially offset by interest income earned on cash balances for the nine months ended September 30, 2026.

Income tax expense was $20.3 million, compared to $15.6 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the increase in earnings, impact on earnings due to the current sales mix and higher taxes driven by the increase in fair value of prepaid gold interests and other.

Net earnings were $337.5 million, compared to $163.2 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, the gain on disposal of mineral interest and mark-to-market increases in the fair value of investments and prepaid gold interests and other. The increase was partially offset by lower volume from stream and related interests and lower attributable royalty ounces as well as higher income taxes.

Condensed Interim Consolidated Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three and nine months ended September 30, 2026, compared to the three and nine months ended September 30, 2025:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Operating cash flow before working capital and taxes	$94,243	$82,207	$342,353	$237,676
Income taxes paid	(4,125)	(1,971)	(12,248)	(8,485)
Operating cash flow before working capital	90,118	80,236	330,105	229,191
Change in working capital	1,853	1,129	(13,555)	(5,856)
Operating cash flow	91,971	81,366	316,550	223,335
Net Cash (used in) from investing activities	3,732	(154,107)	(464,883)	(217,630)
Net Cash from (used in) financing activities	(90,645)	(67)	97,385	(33,027)
Effect of exchange rate changes on cash and cash equivalents	90	(48)	12	(9)
(Decrease) increase in cash during the period	5,148	(72,856)	(50,936)	(27,331)
Cash and cash equivalents at beginning of period	15,200	81,770	71,284	36,245
Cash and cash equivalents at end of period	$20,348	$8,914	$20,348	$8,914

Three months ended September 30, 2026, compared to three months ended September 30, 2025

Operating cash flow was $92.0 million for the three months ended September 30, 2026 representing an increase of 13% from $81.4 million for the same period in the prior year. The increase was largely driven by higher cash flows from stream and related interests and royalties driven by higher realized metal prices.

Net cash from investing activities was $3.7 million, compared to net cash used in investing activities of $154.1 million for the same period in the prior year. Net cash from investing activities of $3.7 million for the three months ended September 30, 2026 largely consisted of proceeds of $5.0 million from the Talon royalty buydown, partially offset by the acquisition costs related to the Ravenswood stream. Net cash used in investing activities of $154.1 million for the three months ended September 30, 2025 primarily reflected the cash component of the acquisition of Orogen and its 1.0% NSR royalty on the Arthur Gold project in Nevada for $126.0 million, and the acquisition of a portfolio of royalties on the Minera Florida gold mine in Chile for $23.0 million. These outflows were partially offset by proceeds of $1.8 million received in respect of the recovery of loan receivables related to Elevation Gold.

Net cash used in financing activities was $90.6 million, compared to $0.1 million for the same period in the prior year. Net cash used in financing activities for the three months ended September 30, 2026 largely consisted of the repayment of debt on the Credit Facility of $50.0 million, NCIB payment outflow of $20.2 million, dividend payments of $12.4 million and interest and other payments of $3.8 million. Net cash used in financing activities for the three months ended September 30, 2025 largely consisted of dividend payments of $11.9 million, offset by proceeds from the Credit Facility net drawdown of $13.0 million.

Nine months ended September 30, 2026, compared to nine months ended September 30, 2025

Operating cash flow was $316.6 million for the nine months ended September 30, 2026 representing an increase of 42% from $223.3 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests driven by higher realized metal prices.

Net cash used in investing activities was $464.9 million, compared to $217.6 million for the same period in the prior year. Net cash used in investing activities of $464.9 million for the nine months ended September 30, 2026 largely consisted of the acquisition of the Ravenswood gold stream for $442.7 million, including transaction costs, the acquisition of a 3%  GR royalty on the Gunnison project for $23.0 million and a milestone payment of $6.0 million with respect to the Eskay Creek Royalty. The increase is partially offset by proceeds on disposal of mineral interests of $5.0 million from the Talon royalty buydown and proceeds from the sale of investments of $4.3 million. Net cash used in investing activities of $217.6 million for the nine months ended September 30, 2025 primarily reflected the cash component of the acquisition of Orogen and its 1.0% NSR royalty on the Arthur Gold project in Nevada for $127.9 million, the acquisition of the Sierra Sun Streams for $35.0 million, the acquisition of the Tres Quebradas lithium royalty for $28.0 million, and the acquisition of an additional 1.5% GR royalty on the JCM for $4.0 million. These outflows were partially offset by $4.3 million received in respect of the recovery of loan receivables related to Elevation Gold.

Net cash from financing activities was $97.4 million, compared to net cash used in financing activities of $33.0 million for the same period in the prior year. Net cash from financing activities for the nine months ended September 30, 2026 largely consisted of proceeds from the Credit Facility net drawdown of $185.0 million, partially offset by dividend payments of $36.1 million and shares purchased under the NCIB of $41.2 million. Net cash used in financing activities for the nine months ended September 30, 2025 largely consisted of dividend payments of $34.0 million, shares purchased under the NCIB of $8.0 million, interest payments of $2.2 million and debt issuance costs associated with the renewal and upsizing of our Credit Facility of $1.6 million, partially offset by proceeds from the Credit Facility net drawdown of $13.0 million.

Liquidity and Capital Resources

As at September 30, 2026, our cash and cash equivalents were $20.3 million, compared to $71.3 million as at December 31, 2025. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Interim Consolidated Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

On May 22, 2026, the Company renewed and upsized its Credit Facility. Under the amended agreement, the Company has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.3 billion. The Credit Facility has a term of four years, maturing on May 22, 2030. As at September 30, 2026, the debt balance on the Credit Facility was $185.0 million (2025: $nil).

Finance costs relating to the Credit Facility for the three months and nine months ended September 30, 2026, were $3.9 million and $5.7 million, respectively (2025: $1.4 million and $3.3 million), including interest charges and standby fees.

The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratio. As at September 30, 2026, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of stream and related interests as well as royalty assets.

Quarterly Information1, 2

		2026		2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial measures:
Cash and cash equivalents	20,348	15,200	144,319	71,284	8,914	81,770	18,757	36,245
Total assets	2,548,541	2,571,517	2,218,555	2,113,478	2,046,309	1,848,480	1,794,055	1,769,979
Revenue	106,682	129,211	146,993	118,916	93,456	94,087	82,245	74,213
Net earnings	64,240	156,300	116,929	76,832	61,916	55,736	45,521	41,280
Earnings per share - basic	0.31	0.76	0.57	0.37	0.30	0.28	0.23	0.20
Earnings per share - diluted	0.31	0.76	0.56	0.37	0.30	0.28	0.23	0.20
Operating cash flow	91,971	111,248	113,331	89,497	81,366	76,114	65,854	63,473
Operating cash flow per share	0.45	0.54	0.55	0.43	0.39	0.38	0.33	0.32
GEOs	25,030	28,674	30,166	28,757	27,037	28,682	28,761	27,864

Non-IFRS measures[3]:
Adjusted Net Earnings	53,137	80,440	92,707	67,561	49,292	47,935	40,677	36,252
Adjusted Net Earnings per share	0.26	0.39	0.45	0.33	0.24	0.24	0.20	0.18
Adjusted EBITDA	93,740	117,184	128,570	101,000	77,153	76,166	70,694	62,980

Average gold price[4]	4,262	4,506	4,873	4,135	3,457	3,280	2,860	2,663
Average silver price[5]	62.59	73.15	84.33	54.73	39.40	33.68	31.88	31.38
1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	Adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the third quarter of 2026, the Company repaid $50.0 million on the Credit Facility and purchased $20.0 million of common shares under the NCIB. Further in the third quarter, the Company converted its outstanding loan receivable from Gunnison Copper Corp. into common shares with a fair value of $3.1 million.

In the second quarter of 2026, we acquired Ravenswood gold stream for $440.0 million and disposed of the ATO gold and silver stream, recognizing a gain of $79.5 million. Also in the second quarter, the Cerro Lindo silver stream step-down became effective subsequent to the cumulative delivery of 19.5 million ounces of silver since inception.

In the first quarter of 2026, we achieved record revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo and Bonikro. We also entered into an agreement to fund $84.3 million into the development of the high-grade E44 gold open pit at Northparkes and we acquired the Gunnison 3% GR royalty for $23.0 million.

In the fourth quarter of 2025, we disposed of the El Mochito silver stream, recognizing a gain of $5.4 million. In the third quarter of 2025, we completed the acquisition of Orogen and its 1.0% NSR royalty on the Arthur gold project in Nevada and acquired a portfolio of royalties on the Minera Florida gold mine in Chile. In the second quarter of 2025, we acquired an additional 1.5% GR on the JCM. In the first quarter of 2025, we completed the acquisition of the 0.5% GR Tres Quebradas lithium royalty and the Sierra Sun Streams.

In the fourth quarter of 2024, we achieved significant growth in revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo, Northparkes and Buriticá.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. As of September 30, 2026, we had significant commitments to make per ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following tables:

				Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	25%[1]	10% of monthly average	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[2]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[3]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[4]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[5]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[5]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[6]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[7]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Northparkes E44	Gold	Feb. 10, 2026	Ounce	20%	10% of spot	Life of mine
Northparkes E44	Silver	Feb. 10, 2026	Ounce	30%	10% of spot	Life of mine
Ravenswood	Gold	Jun. 25, 2026	Ounce	5.5%[8]	10% of spot[9]	Life of mine

1.	Stream rate step-down to 25% during the second quarter of 2026 subsequent to the delivery of 19.5 million ounces.
2.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
3.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
4.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
5.	54% of the payable gold produced from the Northparkes mine, except for the E44 Gold Deposit, until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine, except for the E44 Gold Deposit, until 9 million ounces have been delivered and 40% thereafter.
6.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
7.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.
8.	5.5% of payable gold until 194,200 ounces are delivered, then reduces to 3.75% until 253,000 ounces are delivered, then to 2.5% thereafter.
9.	Ongoing payments of 10% of spot gold price until 194,200 ounces have been delivered and 20% of the spot gold price thereafter.

Attributable
				volume	Per unit
Prepaid and other interests	Commodity	Inception date	Unit	purchased	cash payment	Term
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 per quarter	16% of spot	Commercial condition milestones[1]
1.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

Investments in Stream and Royalty Interests

As of September 30, 2026, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)		Triggering Event
Centerra Gold Inc.[1]	Kemess	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Barrick Mining Corporation[3]	Portfolio of royalties	Up to $4 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.[4]	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million	Conditional upon certain conditions
1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	The contingent consideration payment obligations owed to Barrick Mining Corporation of up to $4.0 million is contingent upon certain commercial conditions and remains outstanding as these have not been met.
4.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	Total
Debt[1]	$—	$—	$185,000	$185,000
Northparkes E44 deposit (Gold and Silver stream)[2]	84,300	—	—	84,300
Stand-by fees and interest[3]	12,343	24,692	7,913	44,948
Amounts payable and other liabilities	24,838	—	—	24,838
Undiscounted lease obligation[4]	457	699	88	1,244
	$121,938	$25,391	$193,001	$340,330
1.	Subsequent to quarter end, on October 6, 2026, we repaid $5.0 million of debt on the Credit Facility.
2.	Contractual obligation to pay cash for the E44 deposit on December 15, 2026. Refer to the “Key Developments” section above for more details.
3.	Represents the Credit Facility, which matures on May 22, 2030.
4.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under “Contractual Obligations and Commitments”.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 17 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2026. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of September 30, 2026.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three and nine months ended September 30, 2026, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2026, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at September 30, 2026.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposal of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments, prepaid gold interests and other;
●	other non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, and other non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended September 30,		Nine months ended September 30,
($ thousands, except share and per share information)	2026	2025	2026	2025
Net earnings	$64,240	$61,916	$337,469	$163,173
Impairment reversal[1]	—	(1,800)	—	(4,300)
Gain on disposal of mineral interests[2]	(1,800)	(1,356)	(81,259)	(1,356)
Foreign currency translation loss	128	490	424	465
Increase in fair value of investments, prepaid gold interests and other	(11,710)	(13,013)	(37,772)	(25,546)
Income tax effect	2,279	3,055	7,422	5,468
Adjusted net earnings	$53,137	$49,292	$226,284	$137,904
Weighted average shares outstanding – basic	205,987,675	206,044,876	206,284,616	202,626,906
Weighted average shares outstanding – diluted	206,211,944	206,656,475	206,508,583	203,128,137
Net earnings per share - basic	$0.31	$0.30	$1.64	$0.81
Net earnings per share - diluted	0.31	0.30	1.63	0.80
Adjusted net earnings per share - basic and diluted	0.26	0.24	1.10	0.68

1 Impairment reversals for the three and nine months ended September 30, 2025 is due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.

2 Gain on disposal of mineral interests for the three months ended September 30, 2026 is due to the Talon royalty buydown reducing the royalty rate from 1.0% to 0.6% for $5.0 million, resulting in a gain of $1.8 million. Gain on disposal of mineral interests for the nine months ended September 30, 2026 also includes the gain of $79.5 million as a result of the A&R Stream Agreement with Steppe whereby the original stream was derecognized and a financial asset of $96.4 million was recognized. Gain on disposal of mineral interests for the three and nine months ended September 30, 2025 is due to the Abcourt royalty buydown reducing the royalty rate from 2.0% to 1.5% for $2.0 million, resulting in a gain of $1.4 million.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Operating cash flow	$91,971	$81,366	$316,550	$223,335
Acquisition of other assets	—	—	—	—
Free cash flow	$91,971	$81,366	$316,550	$223,335

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposal of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments, prepaid gold interests and other;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	other non-recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other and other non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2026	2025	2026	2025
Net earnings	$64,240	$61,916	$337,469	$163,173
Finance costs, net	3,651	1,382	3,869	2,884
Income tax expense	5,882	6,981	20,325	15,566
Depletion and amortization	18,698	18,714	55,308	60,110
Impairment reversal[1]	—	(1,800)	—	(4,300)
Non-cash cost of sales related to prepaid gold interests and other	14,651	3,839	41,130	13,018
Gain on disposal of mineral interests[2]	(1,800)	(1,356)	(81,259)	(1,356)
Foreign currency translation loss	128	490	424	465
Increase in fair value of investments, prepaid gold interests and other	(11,710)	(13,013)	(37,772)	(25,546)
Adjusted EBITDA	$93,740	$77,153	$339,494	$224,014

1 Impairment reversals for the three and nine months ended September 30, 2025 is due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process.

2 Gain on disposal of mineral interests for the three months ended September 30, 2026 is due to the Talon royalty buydown reducing the royalty rate from 1.0% to 0.6% for $5.0 million, resulting in a gain of $1.8 million. Gain on disposal of mineral interests for the nine months ended September 30, 2026 also includes the gain of $79.5 million as a result of the A&R Stream Agreement with Steppe whereby the original stream was derecognized and a financial asset of $96.4 million was recognized. Gain on disposal of mineral interests for the three and nine months ended September 30, 2025 is due to the Abcourt royalty buydown reducing the royalty rate from 2.0% to 1.5% for $2.0 million, resulting in a gain of $1.4 million.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended September 30,		Nine months ended September 30,
($ thousands except Gross profit margin and Asset margin)	2026	2025	2026	2025
Revenue	$106,682	$93,456	$382,886	$269,788
Less: Cost of sales	(40,368)	(29,397)	(122,440)	(93,459)
Gross profit	66,314	64,059	260,446	176,329
Gross profit margin	62%	69%	68%	65%
Gross profit	$66,314	$64,059	$260,446	$176,329
Add: Depletion	18,632	18,628	55,109	59,854
Add: Non-cash cost of sales related to prepaid gold interests and other	14,651	3,839	41,130	13,018
	99,597	86,526	356,685	249,201
Revenue	106,682	93,456	382,886	269,788
Asset margin	93%	93%	93%	92%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and stream and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under the heading “2026 Guidance” in this MD&A); and expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests. Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.

Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

i Presented on a 100% basis as at December 31, 2025. Refer to Evolution’s announcement, “ANNUAL MINERAL RESOURCES AND ORE RESERVES STATEMENT”, published on May 1, 2026.

ii Refer to Westgold’s announcement, “1.1Moz Maiden Fletcher Ore Reserve”, published on August 18, 2026.